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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 14)

                                ---------------

                           MEDIA SERVICES GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

     COMMON STOCK, $.01 PAR VALUE                          570907105
     ----------------------------                          ---------
    (Title of class of securities)                       (CUSIP number)

                      GENERAL ELECTRIC CAPITAL CORPORATION,
                260 LONG RIDGE ROAD, STAMFORD, CONNECTICUT 06927
                                 (203) 357-4000
                          ATTENTION: BRIAN T. MCANANEY
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
               authorized to receive notices and communications)

                                  MARCH 1, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of __ Pages)

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

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         570907105                                           13D                         Page 2 of
------------------------------------------------------------------------------------------------------------------------------------
---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC CAPITAL CORPORATION
                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:                       13-1500700
---------------------- -------------------------------------------------------------------------------------------------------- ----
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                          (A) [_]
                                                                                                                  (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- -------------------------------------------------------------------------------------------------------- ----
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                        [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    245,492 (SEE ITEM 5)
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  0
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               245,492 (SEE ITEM 5)
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             0

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  245,492 (SEE ITEM 5)

---------------------- -------------------------------------------------------------------------------------------------------- ----
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [_]

---------------------- -------------------------------------------------------------------------------------------------------- ----
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                  18.7% (SEE ITEM 5)
---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------


                                       2

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         570907105                                           13D                       Page 3 of
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 GENERAL ELECTRIC CAPITAL SERVICES, INC.
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE                        06-1109503
                       PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                          (A) [_]
                                                                                                                  (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                        [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    DISCLAIMED (SEE 11 BELOW)
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  0
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               DISCLAIMED (SEE 11 BELOW)
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             0

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  BENEFICIAL OWNERSHIP OF ALL SHARES
                                                                                                 DISCLAIMED BY GENERAL
                                                                                                 ELECTRIC CAPITAL SERVICES, INC.
---------------------- ---------------------------------------------------------------------------------------------------- --------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [_]
---------------------- ---------------------------------------------------------------------------------------------------- --------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                            NOT APPLICABLE (SEE 11 ABOVE)
---------------------- ------------------------------------------------------------------------- -----------------------------------
         14            TYPE OF REPORTING PERSON:                                                 CO
---------------------- ------------------------------------------------------------------------- -----------------------------------


                                       3

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         570907105                                           13D                  Page 4 of
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 GENERAL ELECTRIC COMPANY
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE                     14-0689340
                       PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                          (A) [_]
                                                                                                                  (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                        [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEW YORK

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    DISCLAIMED (SEE 11 BELOW)
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  0
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               DISCLAIMED (SEE 11 BELOW)
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             0

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  BENEFICIAL OWNERSHIP OF ALL SHARES
                                                                                                 DISCLAIMED BY GENERAL ELECTRIC
                                                                                                 COMPANY
---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [_]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                              NOT APPLICABLE (SEE 11
                                                                                                        ABOVE)
---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------

           This Amendment No. 14, amends the Schedule 13D filed on January 5, 1998, as amended, and is filed by General Electric Capital Corporation ("GE Capital"), for and on behalf of itself, General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE")(collectively, the "Reporting Persons"), with respect to the common stock, par value $0.01 per share ("Common Stock"), of Media Services Group, Inc., formerly known as MKTG Services, Inc. (the "Company").

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 14 are incorporated herein by reference.

           As of March 3, 2004, GE Capital beneficially owned in the aggregate 245,492 shares of Common Stock representing approximately 18.7% of the outstanding shares of Common Stock (such outstanding shares being determined in accordance with Rule 13d-3(d)(1) under the Exchange Act to equal the number of shares outstanding as of February 10, 2004 (i.e., 1,092,367 shares), as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003, plus the number of shares of Common Stock for which GE Capital has the right to acquire). The shares beneficially owned by GE Capital include the right to acquire 222,292 shares of Common Stock pursuant to a warrant.

           Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers and directors, beneficially owns any shares of Common Stock of the Company.

           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this Amendment No. 14 and (ii) Item 5(a) hereof are incorporated herein by reference.

           Except as disclosed in this Item 5(b), none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers or directors presently has the power to vote or to direct the vote or to dispose of or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

           (c) On March 1, GE Capital sold an aggregate of 11,071 shares of Common Stock for an average sales price of $4.0896 per share pursuant to Rule 144 under the Securities Act of 1933, as amended, on the Nasdaq small cap. On March 2, GE Capital sold an aggregate of 18,459 shares of Common Stock for an average sales price of $4.0497 per share pursuant to Rule 144 under the Securities Act of 1933, as amended, on the Nasdaq small cap.

           (d) Not applicable.

           (e) Not applicable.

           Neither the filing of this Amendment No. 14 nor anything contained herein is intended as, or should be construed as, an admission that GECS or GE is the "beneficial owner" of any shares of Common Stock.




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
                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 3, 2004


                                          GENERAL ELECTRIC CAPITAL CORPORATION


                                          By: /s/  Frank Ertl
                                              ---------------------------------
                                              Name:  Frank Ertl
                                              Title: Dept. Operations Manager


                                         GENERAL ELECTRIC CAPITAL SERVICES, INC


                                          By:  /s/ Frank Ertl
                                               ---------------------------------
                                               Name:  Frank Ertl
                                               Title: Attorney-in-fact*


                                          GENERAL ELECTRIC COMPANY


                                          By: /s/  Frank Ertl
                                              ---------------------------------
                                              Name:  Frank Ertl
                                              Title: Attorney-in-fact**



* Power of attorney previously filed with the Securities and Exchange Commission as Exhibit 1 to Amendment 11 to Schedule 13D.

** Power of attorney previously filed with the Securities and Exchange Commission as Exhibit 1 to Amendment 12 to Schedule 13D.


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